UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549	OMB APPROVAL OMB Number: Expires: Estimated average burden hours per response.
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-13589

PRIME GROUP REALTY TRUST

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

330 N. Wabash Avenue, Suite 2800, Chicago, Illinois 60611

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

9% Series B Cumulative Redeemable Preferred Shares

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☑	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Prime Group Realty Trust (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: May 17, 2010	PRIME GROUP REALTY TRUST
	By:	/s/ Jeffrey A. Patterson
		Name:	Jeffrey A. Patterson
		Title:	President and Chief Executive Officer